UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(D)(4) of the Securities Exchange Act Of 1934
(Amendment No. 20)

Beacon Roofing Supply, Inc.
(Name of Subject Company)

Beacon Roofing Supply, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

Christine E. Reddy
Executive Vice President, General Counsel
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Katherine M. Krause Louis H. Argentieri Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 20 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 6, 2025, as amended and restated by Amendment No. 15 to the Schedule 14D-9, dated March 31, 2025 (the “Statement”). The Statement relates to the tender offer by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO, to purchase all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share, for $124.35 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding a new, final section of such item on page 56 of the Statement titled “Expiration of the Offer Period; Completion of the Merger” as follows:

“Expiration of the Offer Period; Completion of the Merger

The Amended Offer and related withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on April 28, 2025 (the “Expiration Time”), and, consistent with the terms of the Merger Agreement, the Amended Offer was not extended. QXO and Merger Sub were advised by Computershare Trust Company, N.A., the depository for the Amended Offer, that, as of the Expiration Time, a total of 44,835,447 Shares had been validly tendered (excluding any Shares tendered that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Amended Offer, representing approximately 72.06% of the outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered (excluding any Shares tendered that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Amended Offer, when added to the number of Shares then owned by QXO and Merger Sub, satisfied the Minimum Tender Condition (as defined in the Offer to Purchase).

Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Amended Offer, and payment of $124.35 per Share for each of such Shares will be made promptly in accordance with the terms of the Amended Offer and the Merger Agreement. Following acceptance for payment of the Shares, Merger Sub owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of the Company’s stockholders. Accordingly, the Merger is expected to close in accordance with the Merger Agreement on April 29, 2025, with Merger Sub merging with and into the Company, with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of QXO.

Immediately following the closing of the Merger, the Shares will cease to trade on the Nasdaq Global Select Market and will be delisted. The Company intends to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended, and suspend all of the Company’s reporting obligations under such act, as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 29, 2025

BEACON ROOFING SUPPLY, INC.

By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer

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